

Mail Stop 3561

December 15, 2008

<u>Via U.S. Mail</u>

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: **Scorpion Performance, Inc.**
            Amendment No. 3 to Registration Statement on Form 10
            Filed November 21, 2008
            File No. 000-52859

Dear Mr. Stopanio:

        We have reviewed your responses to the comments in our letter dated June 12, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Form 10</u>

<u>Risk Factors, page 8</u>

1. Given the decline in the automobile industry and your disclosure on page 23 that your liquidity and capital resources are affected by the current conditions in the equity markets, please create a new separate risk factor to address what effects the current decline in the automobile industry may have on your operations and ability to seek capital resources in the equity markets.

Amendment No. 3 to Form 10/A
Consolidated Statements of Operations, page F-3

2. The total expenses reflected in your consolidated statement of operations for the year ended December 31, 2006 of $2,043,909 is incorrect and should be $2,296,454. Please revise the consolidated statement of operations included in your Form 10/A to correct this error.

Accounting for uncertainty in income taxes, page F-28 of Form 10/A and page F-12 of Form 10-K/A

3. We note your response to our prior comment number 3 in which you indicate that you have revised the financial statements to correct the error noted in our prior comment. However, based on the disclosures on page F-28 of the Form 10/A and page F-12 of your Form 10-K/A we note that changes responsive to our prior comment have not been included in the financial statements.

4. As requested in our prior comment, please revise the disclosure in the paragraph above the table reflecting your deferred tax assets which indicates "the valuation allowance increased $982,000 to $2,063,000 in 2007 and $592,000 to $$1,081,000 in 2006" as it appears from your table on page F-28 of Form 10/A that your total deferred tax assets at these dates were only $982,000 and $592,000, respectively.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Charles B. Pearlman, Esq.
Fax: (954) 713-7700